Exhibit 99.2
Reconciliation
in € million (unless stated otherwise)

Exposure by business (per Form 20-F, pages 72-73)			Exposure by asset class (Investor Conference April 1, 2008)
			Sub-prime (slide 12)				Non-sub-prime in RMBS (slide 13)
					Other				Other
			Gross		exposure	Net	Gross		trading	Net
Business	Exposure		exposure	Hedges	(net)	exposure	exposure	Hedges	(net)	exposure
CDO businesses:
Sub-prime ABS gross exposure	2,864	1)	2,864			2,864
Hedges and other protection on sub-prime	-1,860			-1,860		-1,860
Other net sub-prime related-exposure	186				186	186

Total net sub-prime exposure in CDO businesses	1,190

Other U.S. mortgage businesses:
Alt-A exposure in other U.S. mortgage businesses	7,908						7,908			7,908
Sub-prime exposure	216		216			216
Other exposure	1,679						1,679			1,679
Hedges and other protection purchased	-7,592	2)		-200		-200		-7,392		-7,392
Trading related net positions	803								803	803

Total net other U.S. Mortgage business exposure	3,014

			3,080	-2,060	186	1,206	9,587	-7,392	803	2,998

1)	Total of super senior and mezzanine tranches

2)	These hedges were allocated to sub-prime and non sub-prime according to relative gross exposures